 **Logoi**

Sara Siebsaid <sara@logoi.io>

Logoi-Vitalize Angels WeFunder closes Friday April 7th.
1 message

Sara Siebsaid <sara@logoi.io>
To: Mark Crager <mark@nsp3.com>

Mon, Apr 3, 2023 at 3:08 PM

Hi Mark,

I want to personally thank you for being a strong supporter of our Vitalize Angels WeFunder campaign. Each contribution is greatly appreciated and helps us in building a company that is addressing a major pain point for almost every organization.

🔆 → 🏃 **Call to Action:** We are at $49,200 of our $50,000 Minimum Viable Fundraising Target to make our Vitalize Angels campaign a success. We've already secured commitments from funds focused on the intersection of AI & Future of Work (First Row, Crosscut Ventures, FullCircle, 27V & The Fund), and we have 4 funds in active late-stage discussions, so we're on track to close on our final commitments by April 14th and hit our $1m target. We'd love more than anything to make Vitalize Angels a dedicated line on our cap table.

🙋 **Can you help us with one of the following?**

- **Committing $1,000 to our round.** Every $1,000 goes a long way to helping us achieve our target. **Invest via WeFunder**
- **Share this email with others in your network:** If every committed investor on our campaign currently shared with 1 other person who contributed $1,000, we would easily hit our goal. 🙌

🧍 **Reminders:**

- 🔧 **What is Logoi building?** Logoi is building the knowledge extraction & validation engine to address the billion dollar problem companies face around siloed knowledge and knowledge leak when employees exit.

- 👥 **Who is Logoi?** A seasoned team of PhD-level experts with founder backgrounds in product development & language analysis (Sara & Allen), coupled with a growth marketer (Matt), who grew multiple Silicon Valley startups (3 exits, 2 $1B+). We are part of the Berkeley-Skydeck, Stanford-StartX & Techstars communities as well.

- ⏰ **Why now?** It's hard to not hear something in the news every day about Generative AI, and beyond the hype, it will transform knowledge worker industries in massive ways. We leverage LLMs, but we are not a GPT-hype company. We understand what LLMs can do and what they can't, and we're building Logoi to address the gaps in their capabilities. We have a growing waitlist of over 75 companies who realize what we're doing is fundamentally different, and they are eager to see how we can automate their knowledge transfer needs.

- 😬 **But is now the right time?** Looming recession, SVB collapse....uncertain times indeed, but I'm no stranger to leading through a crisis. I was Executive Director of Hess Digital the day COVID shut down in-person instruction. We not only kept quality instruction alive during this difficult time, my team was recognized as Team of the Year for their efforts. I also launched our phase 1 research at Logoi, and we maintained a lean average burn rate of $9k/mo, making our $225K angel round last for 2+ years.

Invest via WeFunder
⏰ **Deadline: Friday April 7th**

In case you missed it, here is a link to our Vitalize pitch. Also, I'm always happy to jump on a 15-min call to connect 1:1 and answer any remaining questions you might have.

Thank you again,

–
Sara Siebsaid, Ph.D.
Co-founder & CEO, Logoi

 

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